iBio, Inc.

9 Innovation Way, Suite 100

Newark, Delaware 19711

January 27, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc.
Amendment No. 1 on Form S-3
to Registration Statement on Form S-1
File No. 333-171315

Ladies and Gentlemen:

iBio, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 1 on Form S-3 (the “Amendment”) to the captioned Registration Statement on Form S-1, File No. 333-171315, filed with the SEC on December 21, 2010 (the “Registration Statement”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Registration Statement was initially filed on Form S-1. Since the time of such filing, the Company has become eligible to file the Registration Statement on Form S-3, and the Amendment is therefore filed using that form. In particular, the Company is relying on General Instruction I.B.3. to Form S-3 (Transactions Involving Secondary Offerings), which permits the use of Form S-3 for securities to be offered for the account of any person other than the issuer, if securities of the same class are listed on a national securities exchange. The Company’s common stock, which had been traded on the OTC Bulletin Board, commenced trading on the NYSE Amex exchange on January 4, 2011. Furthermore, the Company confirms that it meets the Registrant Requirements set forth in General Instruction I.A. to Form S-3.

The Amendment responds to the comments received from the staff of the SEC by letter dated January 7, 2011.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments. The text of each comment is set forth in italics before the respective response.

Comment No. 1: We note that you are proposing to register the resale of 3,000,000 shares of common stock underlying stock options held by private investors to purchase shares currently held by E. Gerald Kay and Carl DeSantis. Please provide us with a detailed analysis underlying your conclusion that it is appropriate to register the resale of these shares before the exercise of the option takes place and tell us why it is appropriate generally to register the resale of shares underlying an option not issued by the registrant. Alternatively, please revise your registration statement to remove these shares.

The Company has agreed to register the resale of the 3,000,000 shares underlying the stock options, even though the options were not issued by the Company itself, because it has made a determination that, as a normal part of its growth as a public company, it should develop a more diversified ownership base preferably including institutional investors, and the movement of shares from its two largest shareholders to the public float would be useful in that regard. E. Gerald Kay and Carl DeSantis, the grantors of the stock options, are each currently beneficial owners of more than 15% of the Company’s common stock, and neither is an officer or director of the Company. Therefore, the Company has encouraged Messrs. Kay and DeSantis to make some of their holdings available for purchase by others and has involved the option holders, affiliates of the placement agent in the Company’s recent private offering, to facilitate an efficient distribution of the shares to a variety of other investors particularly including institutional investors.

The staff’s comment also inquired about the timing of registration prior to exercise of the stock options, as opposed to registering following such exercise. Advance registration would permit the Company to achieve its goal of increasing institutional ownership more quickly and efficiently than if the Company were to delay registration until a later date. While the Company does not know whether or not the option holders will exercise and sell or hold some or all of the shares, advance registration gives them the ability to sell at their discretion.

We would note that this advance registration is structurally similar to the common practice of a registration rights agreement in a private offering requiring registration for resale of shares underlying investor warrants prior to exercise of such warrants (of course, this is the scenario with respect to the investor warrants included in the Registration Statement). In each case, registration in advance of exercise provides the holder with the flexibility to be entitled to sell shares promptly following exercise of the option or warrant. The same concept exists with options issued to employees where a Form S-8 permits exercise and public resale.

Registration is also helpful because it will facilitate placing blocks with institutional holders by providing them with freely traded shares. Being able to solicit institutions is, as a practical matter, an important element in broadening institutional ownership. Since the current owners are affiliates, Rule 144’s prohibition on soliciting buyers is an obstacle without registration.

We would also note that the Company, as a small public company, is already subject to legal and accounting costs that are significant in relation to the Company’s size, and the Company therefore seeks to the extent possible to satisfy all of its resale registration obligations in a single registration statement to avoid duplication of expenses.

Comment No. 2: Please clarify the beneficial owners of the 3,000,000 shares of common stock underlying stock options being registered.

The table in the Selling Stockholders section of the Registration Statement lists BioMed Investments, LLC and Kobus Investments, LLC as the beneficial owners of the 3,000,000 shares underlying the stock options. They are deemed to be beneficial owners based on their ability to exercise the stock options immediately following effectiveness of the Registration Statement. A footnote to both holders indicates that these entities are managed by affiliates of Noble International Investments, Inc. The registration is not intended to apply to the sale from E. Gerald Kay and Carl DeSantis (or affiliated entities) to BioMed and Kobus pursuant to the stock option agreements, which is intended to be a private sale by Company affiliates pursuant to the so-called Section 4 (1 ½) exemption. The option transaction is disclosed in the text preceding the table in the Selling Stockholders section of the Registration Statement.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (609) 802-6466, or our counsel, Andrew Abramowitz, at (212) 972-8882.

Very truly yours,
iBio, Inc.
Frederick Larcombe
Chief Financial Officer

Enclosures

cc:	Jeffrey Riedler, Esq. Assistant Director, Division of Corporation Finance
Karen Ubell, Esq. Staff Attorney, Division of Corporation Finance
Mr. Robert B. Kay